UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

METALICO, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

591176102

(CUSIP Number)

April 13, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591176102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RFE Investment Partners V, L.P. 06-1408380

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,546,561

	6.	Shared Voting Power None.

	7.	Sole Dispositive Power 1,546,561

	8.	Shared Dispositive Power None.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,546,561

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 591176102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RFE Associates V, L.P. 06-1408390

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power None.

	6.	Shared Voting Power 1,546,561

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 1,546,561

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,546,561

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 591176102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RFE Management Corp. 22-2465998

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power None.

	6.	Shared Voting Power 1,546,561

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 1,546,561

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,546,561

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.2%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 591176102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael J. Foster

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power None.

	6.	Shared Voting Power 1,546,561

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 1,546,561

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,546,561

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 591176102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James A. Parsons

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power None.

	6.	Shared Voting Power 1,546,561

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 1,546,561

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,546,561

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 591176102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Howard C. Landis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power None.

	6.	Shared Voting Power 1,546,561

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 1,546,561

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,546,561

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: Metalico, Inc.
	(b)	Address of Issuer's Principal Executive Offices: 186 North Avenue East Cranford, NJ 07016

Item 2.
	(a)	Name of Person Filing: See Cover Pages, Item 1.
	(b)	Address of Principal Business Office or, if none, Residence: c/o RFE Management Corp. 36 Grove Street New Canaan, CT 06840
	(c)	Citizenship: See Cover Pages, Item 4.
	(d)	Title of Class of Securities: Common Stock (including securities which represent a right to acquire Common Stock pursuant to Rule 13d-3(d)(1))
	(e)	CUSIP Number: 591176102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.

Ownership

See Cover Pages, Items 5 through 11.

Amounts shown as beneficially owned include shares of Common Stock issuable upon conversion of the Issuer’s preferred stock, $0.001 par value per share (“Preferred Stock”), held by RFE Investment Partners V, L.P. (“RFE V”).  The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons (as defined below) are based upon 12,268,639 shares of Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2006, plus shares of Common Stock issuable upon the conversion of the Preferred Stock held by RFE V.

The securities are held directly by RFE V.  RFE Associates V, L.P. (“RFE Associates”) is the general partner of RFE V.  RFE Management Corp. (“RFE Management”) is an investment manager of RFE V.  Michael J. Foster, James A. Parsons, and Howard C. Landis are general partners of RFE Associates and officers and/or directors of RFE Management.  RFE V, RFE Associates, RFE Management, and Messrs. Foster, Parsons, and Landis are collectively referred to as the “Reporting Persons” in this Schedule 13G.

In order to provide accurate disclosure with respect to the percentage of Common Stock of the Issuer which is reported as being beneficially owned by each of the Reporting Persons, and in the interest of full disclosure, if the percentage of Common Stock reported by the Reporting Persons in this Amendment were based on the amount of all of the Common Stock outstanding plus the shares of Common Stock issuable upon conversion of all of the Preferred Stock outstanding, including shares of Preferred Stock held by third parties, the percentage of each of the Reporting Persons’ beneficial ownership of the Issuer would be five and nine/tenths percent (5.9%).

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it or him, as the case may be.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

SIGNATURE

Each of the undersigned hereby agrees that this Amendment No. 2 to Schedule 13G filed on the date hereof with respect to the shares of Common Stock of Metalico, Inc. has been filed on behalf of the undersigned.  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual  is true, complete and correct.

Dated: April 16, 2007

RFE Investment Partners V, L.P. RFE Associates V, L.P. RFE Management Corp.

By:	/s/ Michael J. Foster
Michael J. Foster, as
General Partner or
Managing Member or as
Vice President for the
above-listed entities

Michael J. Foster* James A. Parsons* Howard C. Landis*

By:	/s/ Michael J. Foster
Michael J. Foster,
Individually and as
Attorney-in-fact for the
above-listed individuals

* - Such individual has previously executed a Power of Attorney authorizing the Attorney-in-fact power exercised above.  A copy of this Power of Attorney is on file with the Commission as an attachment to the Schedule 13G filed by the Reporting Persons with regard to the Issuer on January 31, 2006.